UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number: 000-22374
FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Full title of the plan
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

REQUIRED INFORMATION
     The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.
     The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

Audited Financial Statements And Supplemental Schedule with
Report of Independent Registered Public Accounting Firm
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 27, 2008
Atlanta, Georgia

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments (at fair value)	$12,056,464	$12,636,509
Loans	76,121	71,840
Contributions receivable
Employee	47,478	35,315
Employer	15,943	11,498

Total Assets	12,196,006	12,755,162

Liabilities
Refundable contributions	8,967	—

Net assets reflecting all investments at fair value	12,187,039	12,755,162

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—

Net assets available for benefits	$12,187,039	$12,755,162

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Interest and dividends	$262,140
Net depreciation in fair value of investments	(1,413,440)

Total investment loss	(1,151,300)

Contributions:
Participants	1,492,794
Employer (Non-cash)	376,430

Total contributions	1,869,224

Total additions	717,924

Deductions

Distributions to participants	1,286,047

Total deductions	1,286,047

Net decrease	(568,123)

Net assets available for benefits:
Beginning of year	12,755,162

End of year	$12,187,039

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as (the “Companies”).
All employees of the Companies who have attained age 21 are eligible to participate in the Plan. Effective January 1, 2007, all eligible employees, who do not elect otherwise, are automatically enrolled in the Plan at a contribution amount of 3% of compensation per payroll period. At any time participants may elect to change the deferral percentage or not to participate in the Plan. The Plan offers automatic rollovers for terminated participants with account balances over $5,000, and hardship withdrawals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 75% of their aggregate compensation subject to an annual Internal Revenue Service before tax limitation.
The Companies make a matching non-cash contribution in Fidelity Southern Corporation common stock at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. The number of shares contributed is calculated based on the fair value of the stock. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2007.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.
Vesting
Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Companies’ future contributions to the Plan and pay administrative costs. The total available forfeitures were $6,107 and $3,708 at December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, employer contributions to the Plan were reduced by approximately $106,000 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments or a combination of a lump sum and installments.
Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Adjustments, if needed, are made to the fair value of benefit responsive investment contracts to report these contracts at contract value on the Statement of Net Assets Available for Benefits. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price in an active market on the last business day of the year. Securities transactions are accounted for on the trade date. Participant loans are valued at their outstanding balances, which approximates fair value. At December 31, 2007 and 2006 contract value equaled fair value for the investment in the Prudential Retirement Insurance and Annuity Company (“PRIAC”) Guaranteed Income Fund (“GIF”).
Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Recent Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP were effective for financial statements issued for annual periods ending after December 15, 2006, and were required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA SOP 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. At December 31, 2007 and 2006, there were no adjustments required as contract value approximated fair value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“FAS 157”), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
3. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 20, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2005-15, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
4. Investments
During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net (Depreciation)
Appreciation in
Fair Value of
Investments
Fidelity Southern Corporation Common Stock	$(2,024,562)
Mutual Funds	611,122

Total	$(1,413,440)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2007	2006
Fidelity Southern Corporation Common Stock*	$2,139,030	$3,712,229
Prudential Guaranteed Interest Account*	1,735,016	1,913,095
Amer:Europacific Grow R3	1,463,677	1,496,650
Growth Fund of America R3	1,673,377	1,494,590
Thornburg Core Growth R1	918,203	866,814
Vanguard 500 Index**	1,268,096	1,240,684

Prudential Financial is the trustee and recordkeeper of the Plan.

*	Parties-in-interest to the Plan

**	Formerly Vanguard TRU 500 Admiral
One of the investment options of the Plan is a group annuity contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). Under this contract, participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. Contract value represents contributions made under the contract, plus earnings, less participant

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
withdrawals and fees. Contract value is also often referred to as book value. Given these provisions, this contract is considered to be fully benefit responsive and therefore the contract value for net assets is reported in the Plan’s financial statements.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.
Upon establishing interest credit rates for this product, many factors are considered, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within PRIAC’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
The average yield earned by the Plan from the investment contract for the years ended December 31, 2007 and 2006, was 4.20%. The average crediting rate yield credited to the participants for the years ended December 31, 2007 and 2006, was 4.20%.
Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.
There are not any events that allow PRIAC to terminate the contract and which require the Company to settle at an amount different than contract value paid either within 90 days or over time.
5. Transactions with Parties-in-Interest
At December 31, 2007 and 2006, the Plan held 229,264 and 199,475 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2007 and 2006, was $2,139,030 and $3,712,229, respectively. During 2007, the Plan received $75,304 in dividends on Fidelity Southern Corporation Common Stock.
The Companies pay all administrative costs associated with the operation of the Plan. Effective January 1, 2007, the Plan was modified to allow payment of administrative costs with forfeitures. No administrative costs were paid from forfeited amounts for the year ended December 31, 2007.

Supplemental Schedule

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
EIN: 58-1174938 Plan Number 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*The Prudential Insurance Company of America	Guaranteed Interest Account	$1,735,016

Fred Alger & Company, Inc.	Alger Small Cap Growth I	83,454

Alliance Bernstein, L.P.	Alliance Bernstein 2010 Ret Strat	73
Alliance Bernstein, L.P.	Alliance Bernstein 2020 Ret Strat	5,915
Alliance Bernstein, L.P.	Alliance Bernstein 2025 Ret Strat	723
Alliance Bernstein, L.P.	Alliance Bernstein 2030 Ret Strat	8,186
Alliance Bernstein, L.P.	Alliance Bernstein 2040 Ret Strat	609
Alliance Bernstein, L.P.	Alliance Bernstein 2045 Ret Strat	835
Alliance Bernstein, L.P.	Alliance Bernstein International Val A	123,223

American Funds Distributors, Inc.	Amer:Europacific Grow R3	1,463,677

American Funds Distributors, Inc.	Growth Fund of America R3	1,673,377

*Prudential Investment Management, Inc.	Dryden Global Real Estate A	82,610

Federated Investors, Inc.	Federated International Sm Co A	190,464

Fidelity Management & Research Co.	Fidelity Adv Leverage Co Stock T	165,582

Goldman Sachs Company	Goldman Sachs Growth Strat A	336,632
Goldman Sachs Company	Goldman Sachs Ultra Short Duration	15,995

John Hancock Funds, LLC	John Hancock Balanced A	323,613

Dreman Value Management, LLC	DWS Dreman Small Cap Value A	545,681

Pacific Investment Management Co., LLC	PIMCO Total Return A	332,132

Thornburg Investment Management, Inc.	Thornburg Core Growth R3	918,203

FAF Advisors, Inc.	First Amer Mid Cap Value	261,687

Allianz Global Investors of America, L.P.	Allianz NFJ Div Value A	381,651

The Vanguard Group, Inc.	Vanguard 500 Index	1,268,096

*Fidelity Southern Corporation	Common Stock	2,139,030

*Participant Loans	Interest rates ranging from 5.00% to 9.25%, due no later than 2026	76,121

		$12,132,585

*	The above-identified parties represent parties-in-interest to the Plan.
Note: Cost information (column d) has not been included because all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN
Dated: June 30, 2008	By:	/s/ Stephanie Huckaby
Stephanie Huckaby
Plan Administrator Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan